Exhibit A-10

(Unaudited)

Nicor Energy Ventures Company

Consolidating Statement of Operations

For the Year Ended December 31, 2004

(Millions)

	Nicor Energy Ventures Company	Nicor Energy Services Company (a)	Nicor Enerchange L.L.C.	Nicor Energy Management Services Company	Nicor Technologies Inc.	Nicor Energy Solutions Inc.	Adjustments and Eliminations	Consolidated
Operating revenues	$—	$34.5	$13.3	$—	$0.1	$0.1	$—	$48.0

Operating expenses
Cost of gas	—	—	—	—	—	—	—	—
Operating and maintenance	0.3	29.3	5.3	—	(0.1)	0.2	—	35.0
Depreciation	0.1	1.0	0.3	—	—	—	(0.1)	1.3
Taxes, other than income taxes	—	0.4	0.4	—	—	—	—	0.8
Property sale loss (gain)	—	—	—	—	—	—	—	—

	0.4	30.7	6.0	—	(0.1)	0.2	(0.1)	37.1

Operating income (loss)	(0.4)	3.8	7.3	—	0.2	(0.1)	0.1	10.9

Equity investment income (loss)	0.6	—	—	—	—	—	—	0.6
Other income (expense), net	6.4	0.1	0.1	—	—	—	(6.3)	0.3
Interest expense, net of amounts capitalized	—	—	0.4	—	—	—	0.1	0.5

Income (loss) before income taxes	6.6	3.9	7.0	—	0.2	(0.1)	(6.3)	11.3
Income taxes	0.1	1.5	3.0	—	0.1	—	—	4.7

Net income (loss)	$6.5	$2.4	$4.0	$—	$0.1	$(0.1)	$(6.3)	$6.6

(a)	From Nicor Energy Services consolidated column on Exhibit A-13.